SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ___)(1)

American International Group, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

026874-107
(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 1 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 3 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 5 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 5 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 7 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 7 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 9 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 9 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as set forth below.

The Reporting Persons are considering and evaluating strategic alternatives designed to lead to the maximization of their investment in the Issuer.  The Reporting Persons believe that there are opportunities to significantly improve the Issuer's performance and strategic direction, as well as the value of their investment.  In this connection, the Reporting Persons anticipate holding discussions with stockholders and third parties that may address a number of issues, including without limitation, their respective views on the Issuer's business and prospects, the suggested disposition of certain of its operations, investment opportunities and concerns over the direction and management of the Issuer generally, and other opportunities to improve or realize on the value of their investment in the Issuer.  At this time, the Reporting Persons have not made any decisions regarding their future intentions with regards to their plans and proposals with respect to the Issuer.

The Reporting Persons reserve the right to change their plans and intentions, including the right to increase or decrease their investment in the Issuer.  In particular, any one or more of the Reporting Persons may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock in public or private transactions (including, without limitation, transfers among Reporting Persons or between any Reporting Person and any entity affiliated with such Reporting Person, which may include entities not in existence as of the date hereof), (iii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Common Stock and/or (iv) take any other action that might relate to or result in any of the actions set forth in response to paragraphs (a) - (j) of Item 4 of Schedule 13D.  Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, or other applicable law.

Except as otherwise described in this Item 4 and Items 5 and 6, no Reporting Person has formulated any plans or proposals that relate to or would result in any of the events or transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 2, 2007

MAURICE R. GREENBERG

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

EDWARD E. MATTHEWS

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/ Maurice R. Greenberg, Trustee
Name:	Maurice R. Greenberg, Trustee